

Mail Stop 7010

January 27, 2009

via U.S. mail and facsimile

Dr. Michael J. Hartnett, CEO
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

> **RE: RBC Bearings Incorporated**
> **Form 10-K for the Fiscal Year Ended March 29, 2008**
> **Filed May 28, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended June 28, 2008 and**
> **September 27, 2008**
> **Schedule 14A Filed on July 25, 2008**
> **File No. 0-51486**

Dear Dr. Hartnett:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355. For other comments, please contact Era Anagnosti at (202) 551-3369, or in her absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief